On November 3, 1997, the Board of Directors and Board of Trustees of the Dodge & Cox Stock Fund, Income Fund and Balanced Fund (the "Funds") approved an Agreement and Plan of Reorganization (the "Plan") providing for the transfer of all or substantially all of the assets of the Funds in exchange for shares of "Dodge & Cox Stock Fund," "Dodge & Cox Balanced Fund," and "Dodge & Cox Income Fund," separate series of Dodge & Cox Funds, an open-end management investment company organized as a Delaware business trust. The Plan was approved by shareholders of the Funds at a special meeting on January 30, 1998 (adjourned from January 20, 1998).

On April 30, 1998 (the "Exchange  Date"),  in accordance
with the Plan, all of the assets of the Funds were transferred to separate series of Dodge & Cox Funds, established solely for the purpose of acquiring all of the assets and assuming all of the liabilities of the Funds (the "Successors") in exchange for the Shares of the Successors, and the assumption by the Successors of all of the liabilities of the Funds.